

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via E-mail
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

      Re: Prosper Marketplace, Inc.
              Registration Statement on Form S-1
              Filed July 10, 2012
              File No. 333-182599

Dear Mr. Adarkar:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Many of the comments issued by the staff in our letter dated June 29, 2012 in connection with your annual report on Form 10-K for the year ended December 31, 2011 are applicable to the disclosures included in this prospectus. Therefore, where appropriate, please revise the prospectus to reflect the comments included in our June 29, 2012 letter and any future comments that are issued in connection with your Form 10-K.

Questions and Answers

Can borrower members have more than one loan outstanding at any one time?, page 14

2. Please revise to state whether investors will be able to identify whether borrower members have two borrower loans originated through the platform outstanding at the

same time. If investors will not be able to make this identification, please consider adding a discussion in Risk Factors.

Summary of Material Agreements

Lender Registration Agreement, page 31

3. We note that the lender registration agreement filed as Exhibit 10.2 to the registration statement contains an opt-out arbitration clause. Tell us whether you believe that, in exercising their rights under the federal securities laws, the arbitration provision would affect a note holder's ability to bring an action against you or your officers and directors. It is the position of the Division of Corporation Finance that such provisions infringe on shareholder rights. Please remove this clause or provide an explanation as to why it should be permitted. Please add a section in Risk Factors as appropriate.

Material U.S. Federal Income Tax Considerations, page 36

4. We note that counsel has filed a short form tax opinion as Exhibit 8.1 to the registration statement. Please revise this section of the prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. In addition, revise to clearly identify and articulate the opinion being rendered. For more information, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Principal Securityholders, page 46

5. We note that you have disclosed your beneficial ownership as of March 12, 2012. Please update your disclosure or explain why this is the most recent practicable date for such disclosure. Refer to Item 403 of Regulation S-K.

Exhibit 5.1

6. We note the legal opinion is limited to the laws of the State of New York; however, as contemplated by Staff Legal Bulletin No. 19, counsel must also take into consideration the laws of the state of incorporation in order for the opinion to encompass the findings that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. Please revise and refile your opinion.

Exhibit 8.1

7. We note that counsel "disclaims" any undertaking to advise purchasers as to any change in fact or law occurring after the delivery of the opinion. Please revise to state instead that counsel "assumes no obligation" to advise purchasers as to any such changes. In addition, please refer to the date of effectiveness of the registration statement or file the opinion with your acceleration request.

Sachin Adarkar
Prosper Marketplace, Inc.
August 6, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or Kathryn McHale at (202) 551-3464 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        Keir Gumbs
        Covington & Burling LLP